UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SATYA WORLDWIDE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80410U 10 9

(CUSIP Number)

Ian Rosenblatt

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 10, 2016

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 80410U 10 9

1.         NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Ian Rosenblatt

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)     ☐
(b)     ☐

3.         SEC USE ONLY

4          SOURCE OF FUNDS

OO – OTHER

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  TO ITEMS 2(d) or 2(e)  ☐

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

UK

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 27,599,990 8. Shared Voting Power - 9. Sole Dispositive Power 27,599,990 10. Shared Dispositive Power -

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,599,990 shares of common stock

12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.99%

14        TYPE OF REPORTING PERSON

IN - Individual

(1)     Includes 26,999,807 shares that are owned by Global Fantasy Sports, Ltd., a Gibraltar corporation, over which the Reporting Person has voting control of and beneficial ownership.

SCHEDULE 13D
CUSIP No.: 80410U 10 9

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock") of Satya Worldwide, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 90311 Overseas Highway, Suite 201, Tavernier, Florida  33070.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Ian Rosenblatt, an individual (the "Reporting Person"). The Reporting Person's principal occupation is that of Chief Executive Officer of the Issuer The Reporting Person's address is: c/o Satya Worldwide, Inc. 90311 Overseas Highway, Suite 201, Tavernier, Florida  33070.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United Kingdom.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired the shares in a share exchange transaction which occurred on or about May 10, 2016 during which the Reporting Person exchange shares owned in Global Fantasy Sports, Inc. for shares issued by the Issuer, in connection with the Issuer's acquisition of Global Fantasy Sports, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired 26,999,990 shares of Issuer Common Stock in a share exchange transaction which occurred in May 10, 2016 during which the Reporting Person exchanged shares he beneficially owned in Global Fantasy Sports, Inc. for shares of Issuer Common Stock, in connection with the acquisition by the Issuer of Global Fantasy Sports, Inc. The Reporting Person also acquired beneficial ownership of 600,000 shares of Issuer Common Stock on or about January 6, 2016 in connection with an investment in Issuer by an entity controlled by the Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person has beneficial ownership of 27,599,990 shares of Issuer Common Stock representing approximately 45.99% of the 60,000,000 shares of common stock outstanding as of May 10, 2016.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 10, 2016

/s/   Ian Rosenblatt
        Ian Rosenblatt

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).